AB 3/20

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

UNI
SECURITIES AND
Washin

[redacted]

12013038

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AB 3/7

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 45364

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Amherst Securities Group, LP**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 North Capital of Texas Highway, Suite 300
(No. and Street)

Austin	Texas	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Sullivan, CPA — (512) 342-3000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500	Austin	Texas	78730
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, Michael A. Sullivan, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amherst Securities Group, LP, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PEGGY I. DAVIS
MY COMMISSION EXPIRES
March 26, 2012

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

AMHERST SECURITIES GROUP, L.P.

Financial Statements and Supplemental Schedules
December 31, 2011

(With Independent Auditors' Report Thereon)

AMHERST SECURITIES GROUP, L.P.
Index to Financial Statements and Supplemental Schedules
December 31, 2011

INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Partners' Capital	4
Statement of Cash Flows	5
Notes to the financial statements	6 - 17
SUPPLEMENTAL SCHEDULES	
I. Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	18
II. Reconciliation with Partnership's Computation of Net Capital (included in Part II of Form X-17A-5 as of December 31, 2011)	19
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	20 - 21
INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES REGARDING FORM SIPC-7	22
FORM SIPC-7	23 - 24

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Partners of
Amherst Securities Group, L.P.:

We have audited the accompanying statement of financial condition of Amherst Securities Group, L.P. as of December 31, 2011, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amherst Securities Group, L.P. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2012

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE

AMHERST SECURITIES GROUP, L.P.
Statement of Financial Condition
December 31, 2011
(in '000s)

ASSETS		
Cash and cash equivalents	$	14,305
Cash segregated under federal regulations		10
Receivable from broker-dealers		68,497
Accrued interest receivable		4,070
Securities purchased under agreements to resell		163,895
Securities owned, at fair value		1,013,577
Furniture and equipment, net		4,417
Receivable from affiliates		654
Receivable from employees		1,568
Other assets		1,944
TOTAL ASSETS	$	1,272,937
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold under agreements to repurchase	$	671,054
Securities sold, not yet purchased, at fair value		254,214
Payable to broker-dealers		120,538
Accounts payable		356
Accrued compensation liability		12,807
Accrued tax liability		35
Principal and interest payable on securities sold		1,299
Payable to affiliates		108
Other accrued liabilities		2,522
Total Liabilities		1,062,933
Partners' Capital		210,004
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,272,937

See notes to financial statements and independent auditors' report

AMHERST SECURITIES GROUP, L.P.
Statement of Operations
Year Ended December 31, 2011
(in '000s)

REVENUES		
Commission income	$	63,591
Trading profits, net of trading interest of $ 5,699		16,667
Other income		539
Total revenues		80,797
EXPENSES		
Commissions, employee compensation and benefits		47,122
Occupancy and equipment costs		9,297
Clearing fees		1,133
Travel		1,696
Depreciation and amortization		1,932
Professional and consulting fees		309
Communications		541
Dues, memberships, subscriptions & seminars		158
Advertising		133
Charitable contributions		367
Regulatory fees and expenses		491
Other expenses		566
Total expenses		63,745
INCOME BEFORE INCOME TAX EXPENSE		17,052
State income tax expense		147
NET INCOME	$	16,905

See notes to financial statements and independent auditors' report

AMHERST SECURITIES GROUP, L.P.
Statement of Changes in Partners' Capital
Year Ended December 31, 2011
(in '000s)

Balances at December 31, 2010	$	277,062
Distributions to partners		(83,963)
Net income		16,905
Balances at December 31, 2011	$	210,004

See notes to financial statements and independent auditors' report

AMHERST SECURITIES GROUP, L.P.
Statement of Cash Flows
Year Ended December 31, 2011
(in '000s)

Cash flows from operating activities:		
Net income	$	16,905
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,932
Change in assets and liabilities:		
Cash segregated under federal regulations		195
Accrued interest receivable		247
Receivable from broker-dealers		42,720
Securities purchased under agreements to resell		(108,953)
Securities owned, at fair value		280,138
Receivable from affiliates		(334)
Receivable from employees		(1,568)
Other assets		1,097
Securities sold under agreements to repurchase		(426,221)
Payable to broker-dealers		98,581
Securities sold, not yet purchased, at fair value		183,935
Accounts payable		(713)
Accrued liabilities		(9,306)
Net cash provided by operating activities		78,655
Cash flows from investing activities:		
Purchase of furniture and equipment		(591)
Net cash used in investing activities		(591)
Cash flows from financing activities:		
Capital distributions		(83,963)
Net cash used in financing activities		(83,963)
Net decrease in cash and cash equivalents		(5,899)
Cash and cash equivalents at beginning of year		20,204
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	14,305
Supplemental disclosures of cash flow information:		
Income taxes paid	$	190
Interest paid on repurchase agreements	$	2,481

See notes to financial statements and independent auditors' report

Note 1 - Nature of Business

Amherst Securities Group, L.P. ("Partnership") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership primarily markets and trades fixed income securities to institutions throughout the United States. The Partnership has offices located in Colorado, Connecticut, Florida, Illinois, New Jersey, New York, Montana, Texas and Virginia. The Partnership operates under the provisions of Rule 15c3-3 of the SEC and has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Partnership is a Texas Limited Partnership. The general partner is ASG General Partner, Inc., which is a wholly owned subsidiary of Amherst Holdings, LLC ("Holdings"). Holdings is the sole limited partner of the Partnership.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of financial condition and cash flows, the Partnership considers short-term investments, which may be withdrawn at any time without penalty, to be cash equivalents.

Investments

Investments in marketable securities with readily determinable fair values and all investments in debt securities are reported at their fair values in the statement of financial condition. Realized and unrealized gains and losses are included in trading profits in the statement of operations.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment and software	2-3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of estimated life or lease term

Assets are periodically reviewed for impairment, if any.

Revenue Recognition

Securities owned and securities sold, not yet purchased are valued at fair value with the difference between cost and fair value included in net trading profits. Trading profits also consist of realized gains or losses on firm securities trading accounts, which are reported on a trade date basis net of the related interest income and expense.

Commission revenue and related expense from customer security transactions is recorded on a trade date basis. Customer security transactions that are executed through the Partnership's proprietary trading account are recorded on a trade date basis as principal commission revenue. The related expense is also recorded on a trade date basis.

The Partnership does not carry or clear customer accounts and all customer transactions are executed and cleared with another broker on a fully disclosed basis. This broker has agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the SEC, and to perform all services customarily incident thereto.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Partnership to credit risk include cash and cash equivalents, receivable from broker-dealers, accrued interest receivable, securities owned, securities purchased under agreements to resell, securities sold under agreements to repurchase, notes receivable from employees, and receivable from affiliates. Securities owned consist of securities held for trading purposes. The financial instruments of the Partnership are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. Securities not readily marketable are carried at fair value as determined by management of the Partnership. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

While the Partnership's cash and cash equivalents are on deposit with high quality FDIC insured financial institutions, at times such deposits exceed the insured limits. The Partnership had cash and cash equivalents balances in excess of federally insured limits of approximately $148,000 at December 31, 2011. The Partnership has not experienced any losses in such accounts.

Income Taxes

The Partnership is not subject to Federal income taxes. Instead the partners are individually liable for Federal income taxes on their respective share of the Partnership's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The Partnership is subject to taxes in various states.

Resale and Repurchase Agreements

Transactions involving the purchase of securities under agreements to resell ("reverse repurchase agreements") or the sale of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Accrued interest receivable or payable is included in the value presented for reverse repurchase and repurchase agreements, respectively. It is the policy of the Partnership to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. At December 31, 2011, the fair value, including accrued interest, of the securities sold subject to repurchase was approximately $671 million. At December 31, 2011, the fair value, including accrued interest, of the securities purchased subject to resale was approximately $164 million.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Partnership enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments may include exchange traded financial futures contracts, credit default swaps ("CDSs"), options and mortgage-backed to-be-announced securities ("TBAs") and securities sold, not yet purchased. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. TBAs are used by the Partnership in order to reduce exposure on securities owned and are net settled on a periodic basis. The Partnership has sold securities, not yet purchased, in order to reduce interest rate exposure on bonds included in securities owned. The Partnership enters into CDSs to manage its exposure to the market and/or reduce its risk exposure to defaults of corporate issuers and has included them in securities owned. The Partnership records the change in fair value of these off-balance-sheet transactions as of the balance sheet date and records either an asset or liability and recognizes either a gain or a loss related to these transactions. The market risk is the potential change in the value of the financial instrument caused by unfavorable changes in interest rates or the market values of the securities underlying the instruments. The Partnership monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

Date of Management's Review

Management has evaluated the financial statements for subsequent events through the issuance date, February 28, 2012.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-04, *Fair Value Measurement (Topic 820)* ("ASU 2011-04"), which amended standards to achieve a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. For assets and liabilities categorized as Level 3 and recognized at fair value, these amended standards require disclosure of quantitative information about unobservable inputs, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, these amended standards require that we disclose the level in the fair value hierarchy for financial instruments disclosed at fair value but not recorded at fair value. The amendments in ASU 2011-04 are effective during interim and annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a significant impact on the Partnership's financial statements.

Other recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants, and the SEC are not believed by management to have a material impact on the Partnership's financial statements.

Note 3 - Cash Segregated Under Regulations

At December 31, 2011, no cash has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. In prior periods, the Partnership had been required to segregate cash in a special reserve account. While there was no requirement at December 31, 2011 to segregate cash, such a requirement may resume in future periods or from time-to-time.

Note 4 - Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). Determining fair value includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The Partnership values most securities that it holds on a daily basis. The three levels of the fair value hierarchy are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to the Partnership for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. These generally provide the most reliable evidence and are used to measure fair value whenever available. The Partnership's Level 1 assets and liabilities include fixed income debt securities (government debentures), U.S. Treasuries and exchange traded equities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2: Fair value is based upon significant inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable for substantially the full term of the asset or liability through corroboration with observable market data as of the reporting date. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, model-derived valuations whose inputs are observable or whose significant value drivers are observable and other observable inputs. The Partnership's Level 2 assets include fixed income debt securities (structured government, non-government and private issue mortgage-backed securities) and CDS agreements where the Partnership has purchased protection. Valuations are generally compared with third party pricing services for identical or comparable assets and are determined through use of valuation methodologies using observable market inputs.

The Level 2 positions held by the Partnership are valued based on model driven valuations, whereby all significant inputs are observable or can be derived from or corroborated by observable market data. Valuation of securities is based on both third party and proprietary models, and inputs are documented in accordance with the fair value measurements hierarchy. The valuation process considers various assumptions, including quoted forward prices, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument and can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3: Fair value is based on significant unobservable inputs which reflect the entity's or third party's pricing service assumptions about the assumptions market participants would use in pricing an asset or liability. Valuations are estimated based on non-binding broker prices or internally developed valuation models or methodologies, discounted cash flow models and other similar techniques. There were no Level 3 investments during the year ended December 31, 2011.

The following table sets forth the Partnership's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2011 (in '000s):

Description	**Total**	**Level 1**	**Level 2**
Financial instruments owned			
U.S. government and agency securities	$903,845	$708,924	$194,921
Non-government bonds	97,719	-	97,719
Equities	970	970	-
Derivatives (Note 13)	11,043	-	11,043
Total assets	$1,013,577	$709,894	$ 303,683
Financial instruments sold, not yet purchased			
U.S. government and agency securities	$249,045	$249,045	$ -
Non-government bonds	162	-	162
Derivatives (Note 13)	5,007	5,007	-
Total liabilities	$254,214	$254,052	$ 162

Securities owned are held by a clearing organization as collateral for amounts payable to such clearing organization.

Note 5 - Property and Equipment

Property and equipment consist of the following at December 31, 2011 (in '000s):

Computer equipment and software	$	4,146
Furniture and fixtures		2,435
Leasehold improvements		3,686
Total property and equipment		10,267
Less accumulated depreciation and amortization		(5,850)
Property and equipment, net	$	4,417

As of December 31, 2011 the Partnership recorded approximately $1.9 million in depreciation and amortization expense.

Note 6 - Receivable from and Payable to Broker-Dealers

The Partnership conducts substantially all business through its primary clearing broker (Pershing, LLC), which settles trades for the Partnership, on a fully disclosed basis, on behalf of its customers. The following table sets forth detail of the Partnership's receivable from and payable to broker-dealers at December 31, 2011 (in '000s):

		Receivable		Payable
Receivable from broker-dealers	$	68,497	$	-
Payable to broker-dealers		-		111,871
Cash collateral deposited by counterparty for fair value adjustments on credit default swap agreements (Note 13)		-		8,667
	$	68,497	$	120,538

Note 7 - Net Capital Requirements

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Partnership had net capital and net capital requirements of approximately $124 million and approximately $7.9 million, respectively. The Partnership's aggregate indebtedness to net capital ratio was 0.9590 to 1.

Note 8 - Employee Benefit Plans

Holdings indirectly sponsors a 401(k) plan for all eligible employees of the Partnership, Holdings and other U.S. subsidiaries of Holdings. Participants are permitted to defer compensation up to a maximum of 90% of their income not in excess of the limit determined by the Internal Revenue Service. Holdings may elect to make additional contributions to the plan at its discretion. The cost of additional contributions is allocated to each employer company. No discretionary contribution was approved by the Board of Managers of Holdings related to the year ended December 31, 2011.

Note 9 - Commitments and Contingencies

Clearing Agreement

Pershing, LLC ("Pershing") acts as the primary clearing broker to clear and carry, on a fully disclosed basis, the Partnership's margin, cash, and proprietary accounts, and the Partnership is a correspondent of Pershing. The clearing agreement with Pershing calls for a minimum annual charge of $180,000.

Cash Collateral and Requirements

Letters of credit related to office leases have been issued by the Partnership's financial institution, and the issuer of the letters of credit requires that cash collateral equal to the face value of the combined letters of credit remain on deposit with the financial institution for the term of the letters of credit. The letters of credit may be renewed annually upon mutual agreement of terms by the financial institution and the Partnership. The Partnership has the obligation of providing acceptable letters of credit to the lessors in order to comply with the terms of the lease for the portion of the lease term for which the letters of credit must be in place. As of December 31, 2011, approximately $393,000 was pledged as collateral for the letters of credit outstanding.

During 2010, the Partnership obtained a credit card used exclusively for routine company purchases that required cash collateralization to support the credit advance balance authorized by the issuer, Comerica Bank. As of December 31, 2011, approximately $250,000 was pledged as collateral for the credit line outstanding.

Lease Commitments

The Partnership leases office facilities under non-cancellable operating lease agreements which expire at various times through October 2021. Certain of these lease agreements include scheduled rent increases or provide for incentive payments to be made to the Partnership as part of the terms of the lease. Scheduled rent increases, along with any lease incentives, are included in rent expense on a straight-line basis over the lease term. When a lease provides for fixed escalations of the minimum rental payments, the difference between the straight-line rent charged to expense and the amount payable under the lease is recognized as deferred rent. Reimbursements received for lease incentives are recorded as a deferred lease incentive and will reduce rent expense over the remaining lease term. Deferred rent and lease incentives of approximately $1.4 million are included in other accrued liabilities. As of December 31, 2011, $ 1.5 million in rent expense was recorded in the statement of operations. The Partnership also leases various types of equipment under operating lease agreements expiring at various dates through December 2012.

At December 31, 2011, the future minimum rental payments required under the various lease agreements are as follows (in '000s):

Year Ending December 31,	
2012	$2,625
2013	2,138
2014	1,292
2015	935
2016	956
Thereafter	3,835
Total	$11,781

Note 10 - Related Party Transactions

At December 31, 2011, the Partnership serves as the primary operating entity within the group that includes subsidiaries of Holdings. As such, the Partnership makes disbursements and pays employment costs on behalf of these related entities. All disbursements and employee costs are allocated to the other entities based upon either specific identification or upon relative use of the costs incurred. At December 31, 2011, total net amounts due from entities consolidated under Holdings were (in '000s):

Due from Amherst Derivatives Trading, LLC	$	555
Due from Amherst Advisory & Management, LLC		83
Due from Amherst Funding Group, LP		14
Due from RMBS GP, LLC		1
Due from Amherst International, Ltd.		1
Total receivable from affiliates	$	654
Due to Amherst Holdings, LLC	$	108
Total payable to affiliates	$	108

During 2011, the Partnership executed transactions on behalf of its affiliate Amherst Advisory & Management, LLC ("AA&M"), a registered investment advisor, and has recognized approximately $1.3 million in commission and trading revenue in the statement of operations for the year ended December 31, 2011.

During 2011, the Partnership executed a creditor's rights agreement with its affiliate AA&M to reimburse AA&M certain expenses it incurs pursuing claims available to the Partnership related to certain investment positions carried. The Partnership shares any recovery or increase in the value of these positions with AA&M. As of December 31, 2011, the Partnership has recognized approximately $225,000 of expenses related to this agreement, which is included in trading profits in the statement of operations for the year ended December 31, 2011.

During 2011 and 2010, the Partnership had promissory notes and employment agreements with certain employees. These loans are generally issued on the first day of employment and bear no interest. The terms of the notes have various dates on which the principal balance will be forgiven. In the event of termination of any of these employees, any unpaid loan balances outstanding become due immediately. As of December 31, 2011, the employee loans balance was $1.6 million.

Note 11 - Fair Value of Financial Instruments

Securities owned and securities sold are reported at their fair values (Note 4). Repurchase and reverse repurchase agreements are reported at contract value. The carrying amounts of repurchase and reverse repurchase agreements and all other financial instruments of the Partnership approximate fair value because of the short maturity of the instruments.

Note 12 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 2, the Partnership's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and ensure that customer transactions are executed properly by the clearing broker-dealer.

The Partnership has approximately $1,260 million, or 99%, of its total assets in cash and cash equivalents, securities owned, securities purchased under agreements to resell and receivable from broker-dealers. The Partnership also has approximately $1,047 million, or 99%, of its total liabilities in securities sold, principal and interest payable on securities sold and payable to broker-dealers.

The Partnership has sold securities, not yet purchased. The Partnership has recorded these obligations in the financial statements at December 31, 2011 at the fair values of the securities sold short and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011.

As discussed in Note 13, the Partnership also invests in certain derivative instruments which present off-balance-sheet risk.

Note 13 – Derivative Contracts

Investments in derivative contracts are subject to additional risks that can result in a loss of the investment. The Partnership's activities and exposure are classified by the following underlying risks: interest rate and credit risks. In addition, the Partnership is also subject to counterparty risk should its counterparties fail to meet the terms of their contracts. The Partnership manages its exposure to these risks through a variety of control procedures, including daily review of trading positions.

The Partnership records its derivative activities at fair value. The Partnership records the change in fair value of these instruments as either an asset or a liability in the statement of financial position and recognizes a gain or loss in trading profit in the statement of operations.

<u>Credit Default Swaps</u>

CDS contracts involve arrangements between the Partnership and a counterparty, which allow the Partnership to be protected against losses incurred as a result of a default by the security referenced in the CDS agreement.

Due to the Partnership being subjected to credit risk in pursuing its investment objectives, it may enter into CDSs to manage its exposure to the market and/or to reduce its risk exposure to defaults of corporate issuers. The Partnership's CDSs are scheduled to terminate from 2012 through 2051.

When the Partnership buys a CDS, it pays a premium to the counterparty, and the counterparty agrees to make a payment to compensate the Partnership for losses upon the occurrence of a credit event. Alternatively, when the Partnership sells a CDS, it receives premium payments in exchange for assuming the credit risk of the specified security. Credit events are defined and agreed upon by the counterparties to the agreement and may include, but are not limited to bankruptcy, failure to pay, restructuring, obligation acceleration/default, or repudiation. The difference between the market value of the CDS and the notional amount is recorded as trading profit or loss in the statement of operations. The Partnership only sold credit default swaps for positions on which it had identical purchase commitments of an equal or greater value. As a result, the Partnership is not subject to loss on these investments and is only obligated to make premium payments while a party to the CDS agreement.

Interest rate swaps

The Partnership can be exposed to interest rate risk when there are adverse movements in the market interest rates. The Partnership may enter into interest rate swap contracts in order to protect against such adverse movement.

Interest rate swaps are contracts where counterparties exchange different rates of interest. The payment flows are netted against each other, and the difference is paid by one party to the other. The Partnership's interest rate swap contract is settled on a monthly basis.

Mortgage-backed to-be-announced Securities

The Partnership has invested in TBAs to reduce interest rate exposure on marketable securities owned. TBAs are forward mortgage-backed securities trades. The actual mortgage-backed security that will be delivered to fulfill a TBA trade is not designated at the time the trade is made. The securities are "to be announced" 48 hours prior to the established trade settlement date. TBAs may be held to maturity or paired-off at anytime. Whether the TBA is held to maturity or paired-off, one party must pay the other party the economic difference in the value of the TBA between the date it was entered into and the date it is terminated or the date its maturity date is extended. A third option is to deliver to the counterparty the mortgage-backed securities that are required to satisfy the forward agreement. The Partnership's TBAs are scheduled to terminate between 30 and 45 days at any given time.

Disclosure of Derivative Instruments

Disclosure of the Partnership's derivative instruments based on their notional amounts and number of contracts, categorized by primary underlying risk, as of December 31, 2011 is as follows (in '000s):

	Long Exposure		Short Exposure	
Primary underlying risk	**Notional Amounts**	**Number of Contracts**	**Notional Amounts**	**Number of Contracts**
Interest rate				
TBAs	$102,070	2	$541,080	10
Interest rate swap	-	-	-	-
Total interest rate	$102,070	2	$541,080	10
Credit				
Purchase protection:				
CDSs	$148,000	12	$ -	-
Written protection:				
CDSs	-	-	30,000	4
Total credit	$148,000	12	$ 30,000	4
	$250,070	**14**	**$571,080**	**14**

Statement of Financial Condition

The fair value amounts of derivative instruments in the statement of financial condition, categorized by primary underlying risk, as of December 31, 2011 are as follows (in '000s):

Primary underlying risk	Derivative assets	Derivative liabilities
Interest rate		
TBAs	$ 634	$3,877
Interest rate swap	-	-
Total interest rate	$ 634	$3,877
Credit		
Purchase protection: CDSs	$10,409	$ -
Written protection: CDSs	-	1,130
Total credit	$10,409	$1,130
Gross derivative assets and liabilities	**$11,043**	**$5,007**

The gross derivative assets and liabilities of approximately $11 million and $5 million, respectively, are included in securities owned, at fair value and securities sold, not yet purchased, at fair value, respectively, in the statement of financial condition as of December 31, 2011.

Statement of Operations

The net gains and losses included in the statement of operations as trading profits for both derivative and non-derivative instruments, categorized by type of instrument, for the year ended December 31, 2011 are as follows (in '000s):

	Trading profits
Mortgage-backed securities	$ 58,076
TBAs	(47,758)
Interest rate swap	398
CDSs	5,951
	$ 16,667

Schedule I

AMHERST SECURITIES GROUP, L.P.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011
(in '000s)

Total partners' capital qualified for net capital		$ 210,004
Liabilities subordinated to the claims of general creditors		-
		210,004
Deductions for non-allowable assets		
Furniture and equipment, net	4,417	
Receivable from affiliates	654	
Aged receivables	29	
Customer receivables	298	
Receivable from employees	1,568	
Other assets	2,556	
		9,522
Other deductions		
Haircuts on repurchase agreements		3,230
Total deductions and/or charges		12,752
Net capital before haircuts on securities		197,252
Haircuts on securities		73,221
Net Capital		$ 124,031
Aggregate indebtedness		
Accounts payable and accrued liabilities		
Accounts payable	356	
Payables to broker-dealers	101,653	
Accrued compensation liability	12,807	
Accrued tax liability	35	
Payable to affiliates	108	
Principle and interest payable on securities sold	1,462	
Other accrued liabilities	2,522	
Total aggregate indebtedness		$ 118,943
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)		$ 7,930
Net capital in excess of minimum requirement		$ 116,101
Ratio of aggregate indebtedness to net capital		0.9590 to 1

See notes to financial statements and independent auditors' report

Schedule II

AMHERST SECURITIES GROUP, L.P.
Reconciliation with Partnership's Computation of Net Capital (included in Part II of Form X-17A-5 as of December 31, 2011)
(in '000s)

Net capital, as reported in the Partnership's Part II (unaudited) FOCUS report filed with the FINRA on January 26, 2012	$	128,286
Audit adjustments:		
Net effect of audit adjustments on partners' capital		(4,220)
Net effect of audit adjustments on non-allowable assets		(35)
Net capital per audit	$	124,031

See notes to financial statements and independent auditors' report

Independent Auditors' Report on Internal Control

To the Partners of
Amherst Securities Group, L.P.:

In planning and performing our audit of the financial statements of Amherst Securities Group, L.P. (the "Partnership") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; or
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2012

Independent Accountants' Report on Applying Agreed-Upon Procedures Regarding Form SIPC-7

To the Partners of Amherst Securities Group, L.P.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Amherst Securities Group, L.P. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Amherst Securities Group, L.P.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Amherst Securities Group, L.P.'s management is responsible for the Amherst Securities Group, L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17-A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting general ledger detail, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the general ledger detail supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

February 28, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045364 FINRA DEC
AMHERST SECURITIES GROUP LP 21*21
ATTN: MIKE SULLIVAN
7801 N CAPITAL OF TEXAS HWY STE 300
AUSTIN TX 78731-1196

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 197,816

B. Less payment made with SIPC-6 filed (exclude interest) (97,604)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 100,212

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 100,212

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 100,212

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

Amherst Securities Group, LP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28th day of February, 20 12.

SVP / Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan. 1, 2011 and ending Dec. 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 80,796,932
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	5,854,880
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,132,527
(4) Reimbursements for postage in connection with proxy solicitation.	537,963
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,854,880	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	5,854,880
Total deductions	7,525,370
2d. SIPC Net Operating Revenues	$79,126,442
2e. General Assessment @ .0025	$ 197,816 (to page 1, line 2.A.)